Exhibit 12

	13 weeks Ended	Fiscal Year Ended
	Dec. 25,	Sept. 25,	Sept. 26,	Sept. 28,	Sept. 29,	Sept. 30,
	2005	2005	2004	2003	2002	2001
Earnings
Pretax income from continuing operations	$7,223	$67,782	$43,660	$79,632	$17,649	$(66,208)

Plus:
Fixed charges	2,037	7,206	7,184	10,653	18,345	21,561
Amortization of capitalized interest	315	1,162	1,369	1,852	2,167	3,261
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—

Minus:
Interest capitalized	(657)	(1,944)	(791)	(577)	(779)	(979)
Preference security dividend requirements	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—

Earnings	$8,918	$74,206	$51,422	$91,560	$37,382	$(42,365)

XFixed Charges
Add:
Interest expensed and capitalized	$1,158	$4,076	$4,190	$7,290	$14,559	$17,069
Amortized premiums, discounts and capitalized expense related to indebtedness	165	678	680	721	1,017	847
Estimate of interest within rental expense	714	2,452	2,314	2,642	2,769	3,645
Preference security dividend requirements	—	—	—	—	—	—

Total Fixed Charges	$2,037	$7,206	$7,184	$10,653	$18,345	$21,561

Ratio of Earnings (Deficiency) to Fixed Charges	4.38x	10.30x	7.16x	8.59x	2.04x	(1.96)x